Contact

www.linkedin.com/in/justinrichardsteele (LinkedIn)

Top Skills

Leadership Development Coaching
Corporate Social Responsibility
Social Impact Measurement

Honors-Awards

BRIDGEGOOD Inspiration Award
Kapor Center Impact Award
Harbinger Award
Champion Award

Justin Steele

I Build What I Used to Fund | Kindora CEO | Outdoorithm Collective Co-Founder | Ex Google.org Americas Lead

Oakland, California, United States

Summary

I spent ten years at Google.org directing $700M in philanthropy. Now I'm building three things, all from the same conviction: the people closest to the problem usually know exactly what to build. They just can't get to the resources needed to make it happen.Kindora is the AI fundraising platform I co-founded with Karibu Nyaggah (we met at a Harvard Business School summer program in college, ended up in the same section years later). We built what we wished existed when my wife Sally and I were fundraising for our own nonprofit: a tool that reasons like a program officer, not a search engine. 3,000 irrelevant funder matches become 25 to 100 who are actively funding your kind of work. Free to start, $25/month if you want advanced features, no annual contracts. 1200+ organizations on the platform.The origin story: Outdoorithm Collective was drowning in false positives. I built a prototype that surfaced funders like the George Family Foundation at the top. Bill George had been my professor at HBS, but I'd never connected his foundation to our outdoor equity work. Meeting booked within 24 hours.Outdoorithm Collective is the nonprofit Sally and I co-founded. We help families come alive together in nature. Multi-night camping trips on public lands, everything provided so a tent is never the barrier. 400+ participants, 94% families of color, 100% recommendation rate.Sally designs the experiences. I handle the technology, from outdoorithm.com (our campground discovery platform) to our collective app to the gear systems that get 50 families camping at once. Parents sleep deeply for the first time in years. Kids run free. Strangers become family. The camping is just the container. It's the most important work I do.True Steele Labs is how I build what I used to fund. A founder-led AI product studio for mission-driven organizations. One or two clients at a time. Fixed-fee, time-boxed, shipped to production. I've sat on the funder side of the table. I know what gets adopted and what ends up in a drawer.Most nights you'll find me coding in our Oakland living room after our four girls are asleep. Or out under the redwoods with a dozen families. Or sitting with a nonprofit leader, figuring out what to build next.Harvard

Business School and Harvard Kennedy School. Engineering from UVA. Trustee at The San Francisco Foundation. I write about the tensions nobody wants to discuss.Let's connect if you're building something that matters to communities that have been left behind.

Experience

Kindora

Co-Founder & CEO/CTO
April 2025 - Present (1 year 6 months)
Oakland, CA

Building the AI platform that democratizes grant funding for nonprofits and social enterprises.

Leading Kindora, a Public Benefit Corporation transforming how social sector organizations discover and secure grants and PRIs through intelligent automation. We're solving a $3.4B market problem by making professional fundraising tools accessible starting at $25/month (vs. $3,000+ annual grant match fees).

What We Do:
• AI-powered funder matching based on peer analysis and giving patterns
• "Kira AI" grant writing assistant - applications in minutes, not weeks
• Deep research services for comprehensive funder discovery

Mission: Every worthy cause finds its champion—regardless of budget, connections, or ZIP code.

True Steele LLC

Founder
December 2024 - Present (1 year 10 months)
Oakland, California, United States

True Steele is a founder-led AI product studio for social impact.

I build custom AI-powered tools for nonprofits, foundations, and social enterprises — fixed-fee, time-boxed, concept to production.

Recent builds include a native mobile app for scholar development, fundraising intelligence platforms, relationship mapping systems, an innovation challenge

portal with grant application, reviewer dashboard, and AI-powered evaluation, and AI strategy sprints for organizations deploying AI responsibly.
I bring a decade directing $700M+ in philanthropy at Google.org and a builder's instinct to every engagement.

I also provide focused strategic advisory for leadership teams navigating AI adoption, funding opportunities, and technology decisions.

Outdoorithm Collective
Co-Founder and Treasurer (Pro Bono)
January 2024 - Present (2 years 9 months)
Oakland, California, United States

Co-founded a nonprofit organization that transforms access to public lands by creating supportive, community-driven camping experiences for urban families who are historically underrepresented in outdoor spaces. Outdoorithm Collective builds belonging in nature through guided group trips, outdoor skill-building, and cultural connection, empowering families to develop their own outdoor traditions.

Outdoorithm
Co-Founder, Chief Technology Officer (Part-Time)
February 2023 - Present (3 years 8 months)
Oakland, California, United States

Co-founded a social enterprise that leverages AI to make public lands more accessible for first-generation campers by organizing dispersed public lands data and personalizing recommendations. Outdoorithm connects people to nature while empowering retailers to convert casual gear customers into dedicated campers, driving revenue growth.

Google
10 years 4 months

Director, Google.org, Americas
April 2017 - November 2024 (7 years 8 months)
San Francisco Bay Area

Led $160M in annual philanthropy across the U.S., Canada, and Latin America, overseeing $698M in grantmaking over ten years. Focused on topics including AI for social good, cash assistance, job skilling, K-12 education, and digital wellbeing.

Racial Justice and Inclusion Giving Lead
August 2014 - April 2017 (2 years 9 months)

San Francisco Bay Area

Spearheaded Google's first racial justice and inclusion giving topical area, positioning Google as a corporate leader in addressing systemic racism.

Year Up

5 years 4 months

Deputy Director

July 2012 - August 2014 (2 years 2 months)

National Capital Region

Managed the program, academics, admissions, alumni, and operations teams of a professional and technical skills job training program for urban young adults with 35 full time staff and a budget of $6.5M.

Program Manager

July 2011 - January 2013 (1 year 7 months)

National Capital Region

Implemented youth development programming for 80 students and 10 staff advisors, achieving an average graduation rate of 74% of enrolled participants (five points above the national average).

Director of Strategy and Operations

July 2010 - July 2012 (2 years 1 month)

National Capital Region

Created and managed the site's $6.5M budget and led strategic planning.

Intern and Contractor

May 2009 - July 2010 (1 year 3 months)

Greater Boston Area

Northern Virginia Community College

Adjunct Business Professor

July 2011 - July 2014 (3 years 1 month)

Alexandria, Virginia

Appointed as an Adjunct Faculty Member of the Science Technology & Business Division at Northern Virginia Community College. Taught courses on leadership/professional skills and personal finance.

The Bridgespan Group

Senior Associate Consultant

August 2006 - July 2007 (1 year)

Used management tools and strategies to advise nonprofits, charter school networks, and foundations on how to achieve greater social impact, including a $60M strategy for the Bill and Melinda Gates Foundation to end family homelessness in the greater Seattle area.

Bain and Company

Associate Consultant

July 2004 - August 2006 (2 years 2 months)

Member of consulting teams for paperboard manufacturing, shipbuilding, deathcare services, and nonprofit clients. Helped create the Atlanta New Century Economic Development Plan for Mayor Shirley Franklin. U.S. News and World Report cited the strategy as a “massive redevelopment plan.”

Education

Harvard Business School

MBA, Concentration in Nonprofit Management · (2007 - 2010)

Harvard University Kennedy School of Government

MPA, Concentration in Urban Social Policy · (2007 - 2010)

University of Virginia

Bachelor of Science with Distinction, Chemical Engineering · (2000 - 2004)